EXHIBIT NO. 99.1 TO SCHEDULE 13G

JOINT FILING AGREEMENT

August 8, 2025

ROCKEFELLER CAPITAL MANAGEMENT L.P., ROCKEFELLER FINANCIAL LLC and ROCKEFELLER & CO. LLC hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.

ROCKEFELLER CAPITAL MANAGEMENT L.P.

By: _____ /s/ Patricia Solfaro _____

Patricia Solfaro, Co-Chief Legal Officer

ROCKEFELLER FINANCIAL LLC

By: _____ /s/ Rizwan M. Mirza _____

Rizan M. Mirza, Chief Compliance Officer

ROCKEFELLER & CO. LLC

By: _____ /s/ Timothy J. McCarthy _____

Timothy J. McCarthy, Chief Counsel

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).